50
3/6/03

03012963

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 3-5-03

SEC FILE
~~8-12345~~

8 - 50699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VARIABLE INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 South Louise Avenue, Suite 101A
(No. and Street)

Sioux Falls	South Dakota	57106
(City)	(State)	(Zip Code)

Name And Telephone Number Of Person To Contact In Regard ToThis Report:

Gregory S. Wilson (605) 361-8230
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

JONES, KRAMER & HABER
405 North Kiwanis Avenue
Sioux Falls, South Dakota 57104

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. D.C. 155

FOR OFFICIAL USE ONLY

MAR 20 2003

Oath or Affirmation

I, Gregory S. Wilson, swear that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Variable Investment Advisors, Inc. as of December 31, 2002, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Gregory S. Wilson, CEO

Subscribed and sworn to before me
This 27th day of February, 2003

Richard F. Rahn
Notary Public
My commission expires: 8-14-200_

RICHARD F. RAHN NOTARY SEAL PUBLIC SOUTH DAKOTA

This report contains:

- ☒ (a) Facing page
- ☒ (b) Statement of financial condition
- ☒ (c) Statement of income (loss)
- ☒ (d) Statement of cash flow
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of change in liabilities subordinated to claims of general creditors
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c-3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c-3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c-3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☒ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC Supplement report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customer's regulated commodity futures account pursuant to Rule 171-5

VARIABLE INVESTMENT ADVISORS, INC.

SIOUX FALLS, SOUTH DAKOTA

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
jkhaber@qwest.net

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Variable Investment Advisors, Inc. (a South Dakota corporation) as of December 31, 2002, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones, Kramer & Haber

JONES, KRAMER & HABER
February 27, 2003

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control structure and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Variable Investment Advisors, Inc., for the year ended December 31, 2002 and this report does not affect our report thereon dated February 27, 2003.

<u>Segregation of Duties</u>

The Company does not have adequate internal accounting control due to inadequate segregation of duties inherent with the small size of the Company. A good system of internal accounting control contemplates an adequate segregation of duties so that no one individual handles a transaction from its inception to its completion. While we recognize that the Company's operations are not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition. We have discussed it with the president, who has indicated that due to the limited number of personnel, an adequate segregation of duties is not achievable and the costs of correcting the weakness would exceed the benefits that would be derived.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jones, Kramer + Haber

JONES, KRAMER & HABER
February 27, 2003

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash	$	14,973
Commission receivable - net		6,530
Prepaid telephone contract		3,852
Other prepaid expenses		3,564
Office furniture and equipment, at cost, less accumulated depreciation of $7,289		19,949
License costs, at cost, less accumulated amortization of $160		440
TOTAL ASSETS	$	49,308

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	6,167
Contingent liability		1,902
Commission payable		30,065
Deferred revenue		18,262
TOTAL LIABILITIES		56,396
Common stock; $.01 par value, 400,000 shares authorized; 230,000 issued and outstanding		2,300
Additional paid in capital		29,700
Retained earnings (deficit)		(39,088)
TOTAL STOCKHOLDERS' EQUITY		(7,088)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	49,308

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 102,878
Other	4,344
	107,222
EXPENSES	
Commissions	87,374
Rent	6,396
Telephone	5,220
Meeting & seminars	1,545
Office supplies & postage	3,038
Professional fees	4,704
General insurance	179
Health insurance	6,774
Life insurance	545
Depreciation	4,947
Amortization	40
Repair & maintenance	159
Advertising	413
Licenses	4,105
Dues & subscriptions	700
Vehicle expense	4,453
Interest	321
Miscellaneous	533
	131,446
NET (LOSS)	$ (24,224)

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2001	$ 2,280	$ 27,720	$ (14,864)	$ 15,136
Issued 2,000 shares of common stock	20	1,980	-	2,000
Net loss for the year	-	-	(24,224)	(24,224)
Balance at December 31, 2002	$ 2,300	$ 29,700	$ (39,088)	$ (7,088)

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (24,224)
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	4,987
(Increase) Decrease in	
Commission receivable	5,314
Other receivables	243
Prepaid expenses	2,492
Increase (Decrease) in:	
Accounts payable	6,167
Contingent liabilities	1,902
Commission payable	19,502
Deferred revenue	18,262
Net cash provided by operating activities	34,645
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(22,128)
Net cash used in investing activities	(22,128)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments towards notes payable	(2,588)
Sale of common stock	2,000
Net cash used by financing activities	(588)
NET INCREASE IN CASH	11,929
CASH AT BEGINNING OF YEAR	3,044
CASH AT END OF YEAR	$ 14,973
Supplemental disclosures:	
Interest paid	$ 321

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Variable Investment Advisors, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable insurance products. The Company accomplishes this goal through a small group of brokers located throughout the midwest. The Company's customers are located throughout the United States. In 2002 the Company developed an alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of buying and selling agricultural stocks and/or capital units.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from three to ten years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 5. CONTINGENT LIABILITY

During the year the Company entered into an agreement to purchase an existing website to be utilized in the Company's business. The agreement was signed by the seller and has yet to be signed by the Company. The agreement requires the Company to pay a $1 fee for each new member for a period of two years. As of December 31, 2002 the Company had incurred a measurable liability of $1,902, however any future liabilities are immeasurable at this time.

NOTE 6. RELATED PARTY TRANSACTION

The Company had an operating lease for a car that expired in November 2002. There was a purchase option at the end of the term in the amount of $13,782. The Company did not exercise its option to purchase the car, however the car was purchased by the Company's president.

SUPPLEMENTAL INFORMATION

SHOWN ON FOLLOWING PAGES

VARIABLE INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

Net Capital (deficit)		$ (7,088)
Additions:		
Deferred income		18,262
Deductions:		
Nonallowable assets:		
Prepaid expenses	$ 7,416	
Office furniture & equipment, net of indebtedness	18,047	
License costs, net	440	
Accounts receivable	435	
		26,338
Net Capital (deficit)		$ (15,164)
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable		6,167
Commission payable		30,065
Total aggregate indebtedness		$ 36,232
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 5,000
Excess net capital at 1,500 percent		-0-
Excess net capital at 1,000 percent		-0-
Ratio: Aggregate indebtedness to net capital		-0-
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 6,695
Audit adjustments to record changes in the following accounts:		
Cash	$ (248)	
Receivables	5,895	
Payables	(27,506)	
		(21,859)
Net capital (deficit) per above		$ (15,164)